Exhibit 99.1

Chi-Med to Announce 2019 Half-Year Financial Results

London: Wednesday, July 3, 2019: Hutchison China MediTech Limited (“Chi-Med”) (AIM/Nasdaq: HCM) will be announcing its interim results for the six months ended June 30, 2019 on Tuesday, July 30, 2019 at 7:00 am British Summer Time (BST) (2:00 pm Hong Kong Time (HKT); 2:00 am Eastern Daylight Time (EDT)).

An analyst presentation will be held at 9:00 am BST (4:00 pm HKT) on the same day at Citigate Dewe Rogerson, 8th Floor, Holborn Gate, 26 Southampton Buildings, London WC2A 1AN, UK, which will be webcast via the company website at www.chi-med.com/investors/event-information/.  The presentation will be available to download before the analyst presentation begins.

For North America based analysts and investors, Chi-Med will also host a conference call with Q&A at 9:00 am EDT (2:00 pm BST).

Details of the analyst presentation and conference call dial-in will be provided in the financial results announcement.  A replay will also be available on the website shortly after each event.

About Chi-Med

Chi-Med (AIM/Nasdaq: HCM) is an innovative biopharmaceutical company which researches, develops, manufactures and markets pharmaceutical products.  Its Innovation Platform, Hutchison MediPharma, has about 440 scientists and staff focusing on discovering, developing and commercializing targeted therapeutics and immunotherapies in oncology and autoimmune diseases.  It has a portfolio of eight cancer drug candidates currently in clinical studies around the world.  Chi-Med’s Commercial Platform manufactures, markets, and distributes prescription drugs and consumer health products, covering an extensive network of hospitals across China.

Chi-Med is headquartered in Hong Kong and is dual-listed on the AIM market of the London Stock Exchange and the Nasdaq Global Select Market.  For more information, please visit: www.chi-med.com.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President, Corporate Finance & Development	+852 2121 8200
Annie Cheng, Vice President, Corporate Finance & Development	+1 (973) 567 3786
David Dible, Citigate Dewe Rogerson	+44 7967 566 919 (Mobile) david.dible@citigatedewerogerson.com
Xuan Yang, Solebury Trout	+1 (415) 971 9412 (Mobile) xyang@troutgroup.com

Media Enquiries
UK & Europe – Anthony Carlisle, Citigate Dewe Rogerson	+44 7973 611 888 (Mobile) anthony.carlisle@cdrconsultancy.co.uk
Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com

Hong Kong & Asia ex-China	– Joseph Chi Lo, Brunswick	+852 9850 5033 (Mobile) jlo@brunswickgroup.com
	– Zhou Yi, Brunswick	+852 9783 6894 (Mobile) yzhou@brunswickgroup.com
Mainland China – Sam Shen, Edelman		+86 136 7179 1029 (Mobile) sam.shen@edelman.com

Nominated Advisor
Richard Gray / Atholl Tweedie, Panmure Gordon (UK) Limited		+44 (20) 7886 2500